SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT.O & XELT.B) in compliance with the provisions of article 157 , §4, of Law No. 6,404, of December 15, 1976, and as per the Resolution of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) No. 44, of August 23, 2021, hereby informs its shareholders and the market in general, in addition to the Relevant Fact published by the Company on August 25, 2023, on September 21, 2023, and on this date, respectively, occurred the settlement and the closure of the public offering regarding its 4th issuance of simple, non-convertible, unsecured debentures, in two series, for public distribution, under the firm placement guarantee regime, under the automatic registration rite, without prior analysis, intended for the general public, for a frequent issuer of fixed income securities – EFRF (under the terms set forth in item I, article 38-A of CVM Resolution No. 80, of March 29, 2022), pursuant to Law No. 6,385, of December 7, 1976, CVM Resolution No. 160, of July 13, 2022, and other applicable legal provisions, of 7,000,000 (seven million) debentures, with a unitary face value of R$ 1,000.00 (one thousand reais), on the issuance date, amounting a total of R$ 7,000,000,000.00 (seven billion reais) on the issuance date (“Debentures” and “Issuance”), of which (i) R$ 4,000,000,000.00 (four billion Brazilian reais) in relation to the first series of Debentures; and (ii) R$ 3,000,000,000.00 (three billion Brazilian reais) in relation to the second series of Debentures.

More information about the Issuance is available in the Minutes Company's Board of Directors' Meeting held on August 25, 2023, that approved the Issuance, which is filed at the Company's headquarters and available on the websites of the CVM (www.cvm.gov.br) and the Company (https://ri.eletrobras.com/).

Rio de Janeiro, September 22 2023.

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other filings with the CVM and SEC. Estimates and projections refer only as of the date they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.